Evome Medical Technologies Reviews Highlights of Low-CapEx Revenue Growth Plan

Posts updated corporate presentation to website

Reminder: Conference call to be held on August 19th to discuss Q2 2024 financial results

Shirley, New York, August 15, 2024 - Evome Medical Technologies Inc. (the "Company" or "Evome") (TSXV: EVMT) highlights its low-CapEx plan for growing revenue in an updated corporate presentation now available at www.evomemedical.com/investor.

The presentation, to be used during investor meetings planned for next month in New York, Vancouver, Montreal, and Toronto, highlights recent progress to stabilize the business and generate consistent positive Adjusted EBITDA1, as well as a fresh growth strategy based on leveraging the Biodex® brand of its core business, Biodex Medical Systems, Inc. ("Biodex"), and its more than 15,000 customers served over the past 30 years. The revenue strategy features expanding the product portfolio with the addition of novel products, largely sourced from single-product companies that are privately owned and undercapitalized, and are suffering from limited distribution, both domestically and internationally.

Growth Plan Highlights

  Focus on Core Expertise: Prioritize clinical devices, therapeutic modalities and digital applications that complement Biodex's® strengths in orthopedic, neurologic and cardiopulmonary rehabilitation.
  Global Distribution Network: Utilize Biodex's® extensive network of 52 distributors reaching more than 70 countries to maximize market reach and penetration.
  Brand Leverage: Capitalize on the Biodex® brand, widely recognized as a leader in isokinetic physical therapy, to drive brand trust and product sales.
  Strategic Acquisitions: Aim to acquire or license one new product per quarter, beginning in Q4 of this year.

"The Biodex® brand and its large customer database are the keys to our success and future growth," said Mike Seckler, CEO. "Our customers demand new and novel devices and services, and they trust our brand and value their long-standing relationships with us. As such, we are well-positioned to make other products available to expand their clinical offering and keep them competitive. At the same time, there are hundreds of small, private companies who are selling a single product with limited U.S. distribution and no international reach. By acquiring or licensing these products, we can brand them as Biodex® and make them available to our customers worldwide."

"From a financial perspective, our plan is based on using very limited capital thereby reducing our need for debt or equity financing to grow revenue," he added. "Our plan is to leverage existing relationships and invest in sales and marketing, rather than pursue capital-intensive product development."

Prior to joining Evome, Mr. Seckler served as VP of Global Marketing at Ferring Pharmaceuticals, a multibillion-dollar company, where he led revenue growth and international distribution and was responsible for evaluating potential mergers, acquisitions and business development initiatives.

1 Non-GAAP financial measure or ratio. See "Additional Information" below.

Conference Call

As a reminder, the Company will hold a conference call on Monday, August 19, 2024, at 2:00 PM Eastern time (11:00 AM Pacific time). The call will be hosted by Mike Seckler, CEO, and Gordon Bean, CFO. Please register via the link below to attend.

Date: Monday, August 19, 2024

Time: 2:00 PM Eastern time (11:00 AM Pacific time)

Link for attendees to register: https://register.gotowebinar.com/register/656455062393989723

About Evome

Evome Medical Technologies Inc. (TSXV: EVMT) specializes in human performance and rehabilitative solutions achieved through strategic acquisitions and leveraging the intellectual properties of specialized companies under its wholly-owned subsidiaries. Evome's goal is to create a large, broad-based medical device company with global reach. For more information visit www.evomemedical.com.

Biodex® is a leader in innovative rehabilitation solutions, recognized for its advanced product line serving orthopedic, sports medicine and neurorehabilitation needs. Renowned for its precision and durability, Biodex® offers advanced equipment such as balance and mobility systems, isokinetic testing devices and comprehensive upper extremity rehabilitation tools. With a presence in over 70 countries and partnerships with 52 distributors, Biodex® continues to drive advancements in patient care through a strong commitment to research, education and technology integration.

For Additional Information:

Mike Seckler

Chief Executive Officer

info@evomemedical.com

For Media and Investor Relations:

irlabs

Alyssa Barry

Principal and Co-Founder

1 (833) 947-5227

Additional Information

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

There can be no assurance that any acquisitions (including the proposed acquisitions disclosed herein) will be completed or the sale price or timing of any acquisition. Completion of any transaction will be subject to, amongst other things, negotiation and execution of definitive agreements, and applicable director, shareholder and regulatory approvals.

Certain statements contained in this press release constitute "forward-looking information" within the meaning of applicable Canadian securities laws. These statements can be identified by the use of forward-looking terminology such as "expects" "believes", "estimates", "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", and "anticipate", and similar expressions as they relate to the Company, including the entirety of the Company's growth plan and its potential results. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identifying sellers and negotiating and closing transactions in an effort to acquire or license products at a certain pace per quarter. The Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include but are not limited to the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; ongoing or new disruptions in the supply chain, the extent and scope of such supply chain disruptions, and the timing or extent of the resolution or improvement of such disruptions; the ability to implement business strategies and pursue business opportunities; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which  the Company is exposed; the failure of third parties to comply with their obligations to  the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company's disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

This press release refers to "Adjusted EBITDA" which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company's presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This non-GAAP financial measure assists the Company's management in comparing its operating performance over time because certain items may obscure underlying business trends and make comparisons of long-term performance difficult, as they are of a nature and/or size that occur with inconsistent frequency or relate to discrete acquisition plans that are fundamentally different from the ongoing operating plans of the Company. The Company's management also believes that presenting this measure allows investors to view the Company's performance using the same measures that the Company uses in evaluating its financial and business performance and trends. "Adjusted EBITDA" is defined as net loss excluding interest expense, provision for income taxes, depreciation of property and equipment, amortization of right-of-use asset, amortization of intangible asset, foreign exchange (loss) gain, other income, provision for impairment, change in fair value of contingent consideration, transaction costs, gain/loss on sale of business and stock-based compensation.

#  #  #